FOR IMMEDIATE RELEASE

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Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
Appointment of National Convenience Store Broker

Vancouver, Canada, October 30, 2007- Leading Brands, Inc. (Nasdaq: LBIX),

North America’s only fully integrated healthy beverage company, announced that it has selected TNT Marketing to help market three of its beverage brands -- TrueBlue® Blueberry Juice, STOKED™ Energy Drinks and INFINITE Health™ Water -- to convenience stores nationally in the USA.

  TrueBlue® harnesses the power of blueberries, which are not only high in antioxidants but also have been found to reduce cholesterol and improve eyesight and brain function. A 16-ounce serving of TrueBlue® contains as much juice as a full serving of fresh blueberries. Available flavors are Blueberry, Blueberry/Blackberry, Blueberry/Cranberry and Blueberry/Pomegranate.
  STOKED™ Energy Drinks are formulated with powerful ingredients designed to give the consumer a boost of energy. STOKED™ Energy Drinks contain no high-fructose corn syrup and are available in six flavors: Original, Sugar Free, Dragonberry, Tropical Orange Juiced, Wind Chill and After Burn.
  INFINITE Health™ Water, a vitamin and mineral supplement, is a healthy alternative to plain water. All of the four flavored options -- Lemon Green Tea, Strawberry Mangosteen, Orange Cranberry and Blueberry Pomegranate -- deliver vitamins, minerals, calcium and soy with only 50 calories.

“TNT Marketing is excited to represent Leading Brands,” says TNT president Kennith Fries. “Their products are timely and innovative, and hold strong appeal for c-store customers looking for healthy and great-tasting beverage options.”

Patrick Wilson, senior vice president of sales for Leading Brands, feels strongly about the venture as well. “TNT Marketing and Leading Brands will work well together,” he says. “Combining TNT’s solid presence in the c-store world with Leading Brands’ product portfolio is a great strategy.”

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients, hence its mantra: Better Ingredients – Better Brands.

TNT Marketing is a leading sales and marketing organization in the convenience store industry. TNT represents many recognized consumer products in top c-store categories, including automotive, beverages, foodservice, frozen foods, grocery, general merchandise, HBC, and salty and sweet snacks. Bayer, ConAgra, Dole, General Mills, Mattel, Playtex, Procter & Gamble (Duracell/Gillette), and Trojan are among the category-leading brands in the TNT Marketing portfolio.

C-storologists® are experts in convenience stores, much as zoologists are experts in the animal kingdom. Based in Arlington, Texas, the TNT c-storologists® maintain established partnerships with c-store wholesalers and retailers nationwide. With specialized knowledge and experience, TNT Marketing has a proven record of success.

Editor’s Note: Photos of Leading Brands’ items are available for download at

http://www.tntmarketing.com/leadingbrands.html.

Safe Harbor.
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com